
September 13, 2022

Frank Smalla
Chief Financial Officer
BOSTON BEER CO INC
One Design Center Place, Suite 850
Boston, MA 02210

   Re: BOSTON BEER CO INC
    Form 10-K for the fiscal year ended December 25, 2021
    Filed February 22, 2022
    Form 10-Q for the quarterly period ended June 25, 2022
    Filed July 21, 2022
    File No. 1-14092

Dear Mr. Smalla:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 25, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. Your risk factor disclosure on page 21 indicates that supply constraints have impacted your production schedules and increased can cost, as a result of using a more expensive supplier. In future filings please specifically address whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

2.   Your disclosure on page 33 references higher material costs contributing to increased cost of goods sold. In future filings, please identify the individual material contributors to changes in your cost structure and quantify the impact of each factor. In this regard, we note your disclosure on page 24 indicating that the cost of hops has been rising in recent years and your disclosure on page 25 indicating that increased energy costs could increase the costs of ingredients and supplies.

Form 10-Q for the quarterly period ended June 25, 2022

Notes to Condensed Consolidated Financial Statements
J. Income Taxes, page 14

3.   We note you present an effective tax rate excluding the impact of ASU 2016-09, which appears to be a non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K which addresses the presentation of non-GAAP measures on the face of, or in the notes to, your financial statements. Please revise your future filings accordingly. Also, revise your related disclosures on pages 20 and 22 in MD&A to provide all disclosures required by Item 10(e) of Regulation S-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

4.   We refer to your discussion of cost of goods sold. In future filings where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing